UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

⌧   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2019
or
□   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from               to
Commission File No. 001‑38779

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rhinebeck Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rhinebeck Bancorp, Inc.
2 Jefferson Plaza
Poughkeepsie, NY 12601

Rhinebeck Bank 401(k) Plan
Table of Contents
December 31, 2019 and 2018

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplementary Information
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Administrator, and Plan Participants of Rhinebeck Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Rhinebeck Bank 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2019.

/s/ Wolf & Company, P.C.

Boston, MA
June 29, 2020

Rhinebeck Bank 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Investments at fair value	$15,133,574	$12,688,127
Investments at contract value	815,852	619,157
Notes receivable from participants	431,295	259,792

Net Assets Available for Benefits	$16,380,721	$13,567,076

See accompanying notes to the financial statements.

Rhinebeck Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

Additions
Investment income:
Net appreciation in fair value of investments	$2,553,157
Interest and dividends	91,101

Net investment income	2,644,258

Interest income on notes receivable from participants	20,099

Contributions:
Participants	813,123
Employer	820,289
Rollovers	175,342

Total contributions	1,808,754

Total additions	4,473,111

Deductions
Benefits paid to participants	1,620,956
Administrative expenses	38,510

Total deductions	1,659,466

Net Increase	2,813,645

Net Assets Available for Benefits
Beginning of year	13,567,076

End of year	$16,380,721

See accompanying notes to the financial statements.

Rhinebeck Bank 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

1.	Description of the Plan
The following description of the Rhinebeck Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of Rhinebeck Bank and its subsidiaries (collectively, the "Bank") who have completed 90 days of service and attained the age of twenty-one, except leased employees and employees participating in a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Contributions
Each year, participants may elect to contribute any amount of their eligible compensation, up to the maximum limits defined by the Internal Revenue Code ("IRC"). Participants who have attained the age of 50 before the close of the plan year are eligible to make an additional catch-up contribution. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).
Unless its Board of Directors determines otherwise, prior to the beginning of each year, the Bank will make the following contributions: (1) a safe harbor non-elective contribution equal to 3% of each participant’s eligible compensation and (2) a matching contribution equal to 50% of the amount of the participant’s elective deferrals made during the payroll period that do not exceed 6% of the participant’s eligible compensation for the payroll period. In addition, the Bank may make a discretionary contribution in such amount as determined by its Board of Directors. There was a 2% discretionary contribution made to all Rhinebeck Bank employees in the first, second and third quarters of 2019. A participant must have one year of service to be eligible for the Bank’s matching contribution.
Participants direct the investment of all contributions into various investment options offered by the Plan, including the common stock of Rhinebeck Bancorp, Inc., the parent company of the Bank. Contributions are subject to certain Internal Revenue Service ("IRS") limitations.

Rhinebeck Bank 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

Participant Accounts
Each participant’s account is credited with the participant’s contribution and the Bank’s contributions as well as allocations of the Plan’s earnings and charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and the Bank’s safe harbor contributions and discretionary contributions plus actual earnings thereon. Vesting in the Bank’s matching contribution is based on years of continuous service. Participants are 100% vested after five years of credited service (20% for each year of service).
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.25% at December 31, 2019. Interest rates are set at the prime rate plus 1%. Principal and interest is paid ratably through bi-weekly payroll deductions. Terms range from one to five years or greater for the purchase of a primary residence. Only one loan outstanding is permitted at a time.
Payment of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant will receive a lump-sum payment equal to the value of the participant’s vested interest in their account. The Plan also allows hardship withdrawals, if certain criteria are met.
Forfeited Accounts
At December 31, 2019 and 2018, there were $1,266 and $142, respectively, in forfeited accounts. These accounts are used to reduce future Bank contributions or pay administrative fees. In 2019, Bank contributions were reduced by $10,116 from forfeited accounts.
Administration of Plan Assets
The Plan’s assets are administered under a contract with Principal, the custodian of the Plan. The custodian invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Rhinebeck Bank 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Investments held by a defined contribution plan are required to be reported at fair value, except for a fully benefit-responsive investment contract. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value (except for the fully benefit-responsive guaranteed annuity contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. If a participant ceases to make repayments and the plan administrator deems the participant note receivable to be in default, the note receivable balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded at December 31, 2019 and 2018.

Rhinebeck Bank 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Bank. Expenses paid by the Bank are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Fees incurred for investment related expenses are included in net appreciation in fair value of investments.
Payment of Benefits
Benefits are recorded when paid.
Recent Accounting Standard
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, which the Board finalized on August 28, 2018. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. The Plan adopted ASU 2018-13 on January 1, 2020, which did not have a material impact on the Plan’s consolidated financial statements.

Reclassifications
Reclassification adjustments are made to the prior year financial statements when necessary to conform to the current year’s presentation.
Subsequent Events
On March 11, 2020, the World Health Organization declared the outbreak of the coronavirus (COVID-19) a pandemic. The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law on March 27, 2020.  Effective April 17, 2020, the Plan adopted the applicable provisions of the CARES Act. As a result of the CARES Act, qualifying participants may take a loan up to $100,000 or 100% of the participant’s vested balance, whichever is less, until September 22, 2020. Further, repayment on existing loans due through the end of 2020 may be delayed one year. The CARES Act also permits participants to take a distribution of $100,000 or 100% of their vested balance, whichever is less, until December 31, 2020. Eligible participants who receive a distribution under the CARES Act will not be subject to the standard early withdrawal penalty that generally applies to participants under the age of 59½. The full impact of the CARES Act is unknown at this time.

While the disruption due to the pandemic is currently expected to be temporary, there is considerable uncertainty about its possible duration. As a result, significant economic uncertainties have arisen which are likely to negatively impact plan assets as a result of the disruption to the financial markets. Other negative financial  impacts could occur although such potential impact is unknown and cannot be reasonably estimated at this time.

Rhinebeck Bank 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

3.	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observables and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Pooled separate accounts are valued based upon the unit values of such pooled accounts held by the Plan at year end. The pooled separate accounts are priced daily and participants transact at that price. Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means, although are not based upon quoted market prices in an active market. The underlying investments of the pooled separate accounts consist of mutual funds, each of which follows a separate investment strategy. Due to the nature of these pooled accounts, there are no unfunded commitments or redemption restrictions.

Rhinebeck Bank 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

Principal LifeTime Hybrid CITs invest in a collective trust fund as well as a variety of separate accounts and mutual funds that seek total return consisting of long-term growth of capital and current income, consistent with the investment strategy of an investor with a specific target retirement date. The CIT funds are valued at net asset value per unit held by the Plan at year-end as reported by Principal, which is based on the fair value of the underlying investments held by the fund less its liabilities. The Principal LifeTime Hybrid CITs publish their NAV daily and participants transact at that price. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.
The employer security, common stock, of Rhinebeck Bancorp, Inc. has been listed on The NASDAQ Global Select Market under the symbol “RBKB” since January 17, 2019 and is valued at the closing price reported on the active market on which the individual security is traded.
The following table sets forth the Plan’s assets at fair value which are all considered Level 1 within the fair value hierarchy:
	Assets at Fair Value as of December 31,
	2019	2018

Mutual funds	$4,054,129	$4,044,965
Pooled separate accounts	133,142	204,641
Collective trust funds	9,429,088	8,438,521
Employer security	1,517,215	—

Total assets in the fair value hierarchy	$15,133,574	$12,688,127
Pooled separate accounts were previously classified within level 2 of the valuation hierarchy and collective trust funds were not previously classified within the fair value hierarchy, however, new guidance interpretation has prompted us to change our input level to level 1 as we believe the net asset value has a readily determinable fair value in a manner that is similar to that of a mutual fund. The December 31, 2018 table was updated to reflect this change.

Rhinebeck Bank 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

4.	Guaranteed Annuity Contract
The Plan offers the option to invest in a guaranteed investment contract with Principal.  Principal maintains the contributions in a general account. The contract is considered fully benefit-responsive and is reported at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
The contract issuer is contractually obligated to repay the principal and interest at the specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 3%. The crediting rate is reviewed on a quarterly basis for resetting.
The Plan’s ability to receive amounts due in accordance with the contract is dependent on the contract issuer’s ability to meet their financial obligations. Their ability to meet their contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
1.	The Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under Section 501(a) of the IRC

2.	Premature termination of the contract

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of the Bank or other events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the contract issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events may include the following:
1.	An uncured violation of the Plan’s investment guidelines
2.	A breach of material obligation under the contract
3.	A material misrepresentation
4.	An amendment to the agreement without the consent of the contract issuer.

Rhinebeck Bank 401(k) Plan
Notes to Financial Statements
December 31, 2019 and 2018

5.	Related Party and Party in Interest Transactions
The Plan has investments in the common stock of Rhinebeck Bancorp, Inc., mutual funds, pooled separate accounts, common collective trusts, and a guaranteed annuity contract managed by members of the Principal Financial Group.  Rhinebeck Bancorp, Inc. is the holding company for Rhinebeck Bank, the Plan Sponsor. Principal Trust Company is also the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to the custodian for loan administration and other administrative services were $38,510 for the year ended December 31, 2019. Fees incurred by the Plan for investment manager services are included in net appreciation in the fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. Additionally, the Plan issues loans to participants, which are secured by the participant’s account balances. These transactions also qualify as party in interest transactions. The plan invests in the common stock of Rhinebeck Bancorp, Inc., which is the holding company for Rhinebeck Bank, a New York-chartered stock savings bank and plan sponsor.
Certain administrative functions of the Plan are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.
6.	Plan Termination
Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in the Bank’s matching contributions.
7.	Tax Status
The IRS has determined and informed the Bank by a letter dated August 21, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. Under Principal, the Plan is covered under their 401(k) Volume Submitter Plan, which was approved in 2014.  However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.
Management is required to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
8.	Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Rhinebeck Bank 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 14-1002430 Plan Number: 005
December 31, 2019

				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

	Mutual funds	T. Rowe Price Blue Chip Growth I Fund	N/R	$ 694,650
		Janus Henderson Triton Fund	N/R	519,732
		Eaton Vance Small Mid Cap R6 Fund	N/R	365,280
		American Century Emerg Mkts R6 Fund	N/R	61,073
		Vanguard 500 Index Admiral Fund	N/R	339,961
		Oppenheimer Int'l Div I Fund	N/R	123,914
		Vanguard Sel Value Inv Fund	N/R	193,615
		DFA U.S. Large Cap Value I Fund	N/R	132,924
		Lord Abbett High Yield R6 Fund	N/R	834,673
		PIMCO Income Instl Fund	N/R	132,190
		DFA International Value Fund	N/R	32,132
		PIMCO GNMA Instl Fund	N/R	157,504
		Western Asset Cr Pls Bd IS Fund	N/R	151,134
		Cohen & Steers RE EST Sec Z Fund	N/R	102,117
		Wells Fargo Sp Small Cap Val R6 Fund	N/R	158,377
		DFA International Core Equity 1 Fund	N/R	54,853

*	Pooled separate accounts	Principal Mid Cap S&P 400 Index	N/R	120,925
*		Principal Small Cap S&P 600 Index	N/R	12,217

*	Collective investment trust funds	Principal Lifetime Hybrid 2030 CIT	N/R	2,377,630
*		Principal Lifetime Hybrid 2050 CIT	N/R	988,448
*		Principal Lifetime Hybrid 2025 CIT	N/R	1,735,174
*		Principal Lifetime Hybrid 2035 CIT	N/R	1,032,736
*		Principal Lifetime Hybrid 2055 CIT	N/R	414,418
*		Principal Lifetime Hybrid 2045 CIT	N/R	1,074,437
*		Principal Lifetime Hybrid 2015 CIT	N/R	376,450
*		Principal Lifetime Hybrid 2060 CIT	N/R	131,573
*		Principal Lifetime Hybrid 2040 CIT	N/R	775,614
*		Principal Lifetime Hybrid 2020 CIT	N/R	441,983
*		Principal Lifetime Hybrid 2010 CIT	N/R	66,395
*		Principal Lifetime Hybrid 2065 CIT	N/R	10,139
*		Principal Lifetime Hybrid Income CIT	N/R	4,091

*	Employer security	Rhinebeck Bancorp, Inc.	N/R	1,517,215

*	Guaranteed investment contract	Principal Fixed Income Guaranteed Option	N/R	815,852

*	Notes receivable from participants	Interest rates: 4.25%-9.25%		431,295

		Total		$16,380,721

*	A party in interest as defined by ERISA
	N/R - cost omitted for participant directed investments

See report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
401(k) Plan as Adopted by Rhinebeck Bank

Date: June 29, 2020	/s/ Michael J. McDermott
Michael J. McDermott Chief Financial Officer

EXHIBITS
23.1 Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm